1 of 7
Signed

24-10071

03034675

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 1 – A

Regulation A Offering Statement Under the Securities Act of 1933

Mariposa Funding LLC
(Exact Name of issuer as specified in its charter)

Commonwealth of Virginia
(State or other jurisdiction of incorporation or organization)

7419 Tower St. Falls Church, VA 22046 (703) 876-0444
(Address Including zip code, and telephone number, including area code of issuer's principal executive office)

7419 Tower St. Falls Church, VA 22046 (703) 876-0444
(Name, address, including zip code, and telephone number, including area code of agent for service)

6162	**20-0193563**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the Terms of Regulation A.

PART I – NOTIFICATION

Item 1. Significant Parties

(a) Issuer's directors

Brandon C. Moore – President and CEO
Business and Residential Address
7419 Tower St.
Falls Church, VA 22046
Home: 703-876-0444
Office: 202-352-6750

(b) Issuer's Officers

Same As Above

(c) Issuer's General Partners

Same As Above

(d) Record Owners of 5% or more of any class of the issuer's equity securities

Brandon C. Moore – 100% ownership of equity.

(e) Beneficial Owners of 5% or more of any class of the issuer's equity securities

(f) Promoter's of the issuer

None

(g) Affiliates of the issuer

The issuer is not presently affiliated with any other entities.

(h) Counsel to the issuer with respect to the proposed offering

None

(i) Each underwriter with respect to the proposed offering

None

(j) The underwriter's directors

N/A

(k) The underwriter's general partners

N/A

(l) Counsel to the underwriter

N/A

Item 2. Application of Rule 262

(a) As set forth in Rule 262, none of the affiliated persons as of the date of this filing are subject to the disqualification provisions of this rule.

Item 3. Affiliate Sales

(a) The proposed offering does not constitute affiliate sales of any kind and as such is not subject to the requirements of income from operations.

Item 4. Jurisdictions in Which Securities are to be Offered

(a) The securities will not be offered by underwriters, dealers or salespersons.

(b) The securities will be offered to the public in the following jurisdictions: The Commonwealth of Virginia. The method of offering these securities for sale may include any of the following: Seminars, Personnel Relationships, Networking, Direct mail, Newspaper and Radio Advertisements. We do not intend for the above list to be complete, but is merely a representation of methods which our initial contact with potential investors may be made.

Item 5. Unregistered Securities Issued or Sold Within One Year

(a) Mariposa Funding LLC has issued equity securities as part of its incorporation.

(1) Mariposa Funding issued 140,000 shares of common stock to the founder of the company – Brandon C. Moore in exchange for a $5,000 investment as part of its incorporation.

(b) Mariposa Funding LLC has not sold securities of any kind in the past year.

(c) The company believes this offering is exempt from registration under the 1933 Securities Act under Regulation A. We believe we have met all requirements outlined under Reg. §230.251. The company is planning to realize a maximum of $5,000,000 from securities sales. We also believe that we would not be classified as an investment company under the 1940 Investment Company Act.

Item 6. Other Present or Proposed Offerings

(a) The company is not presently and has no plans to make other offerings of additional securities at this time.

Item 7. Marketing Arrangements

(a) (1) No arrangements have been made to limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution.

(2) No arrangements have been made to stabilize the market for any of the securities to be offered.

(3) No arrangement has been made to withhold commissions or to otherwise hold each underwriter responsible for the distribution of its participation.

(b) No underwriter will be utilized and as such no underwriter intends to confirm sales to any account in which they hold discretionary authority.

Item 8. Relationship with Issuer of Experts Named in Offering Statement

(a) The company has not named any experts in this offering statement.

Item 9. Use of a Solicitation of Interest Document

(a) No Solicitation of Interest document has been utilized prior to this filing.

PART II – OFFERING

Cover Page

Mariposa Funding LLC
(Exact name of Company as set forth in Charter)

Type of Securities offered:
15 Year bonds with 7% annual coupon
With an option to convert into common stock at a price of $10 per share
Maximum number of securities offered:
$5 Million in $1000 face amount notes, 5,000 Total Notes
Minimum number of securities offered: No minimum amount
Price Per Security: $1,000 for each $1,000 face value security
Total Proceeds: If maximum sold: $5,000,000 If minimum sold: $0

Is a commissioned selling agent selling the securities in this offering?	[ ] Yes [X] No
Is there other compensation to selling agents?	[ ] Yes [X] No
Is there a finder's fee or similar payment to any person?	[ ] Yes [X] No
Is there an escrow of proceeds until minimum is obtained?	[ ] Yes [X] No
Is this offering limited to members of a special group? (such as employees of the company or individuals)	[ ] Yes [X] No
Is transfer of the securities restricted?	[ ] Yes [X] No

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION #2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO INVESTORS IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECCOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADUEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AND EXEMPTION FROM REGISTRATION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[X]	Has never conducted operations	[ ]	Has shown a profit in the last fiscal year
[X]	Is in the developmental stage	[ ]	Is currently conducting operations

This offering has been registered for offer and sale in the following states:

State	State File No.	Effective Date
Virginia		

Table of Contents

The Company 7

Risk Factors 7

Business Properties 9

Offering Price Factors 13

Use of Proceeds 15

Capitalization 15

Description of Securities 17

Plan of Distribution 19

Dividends, Distributions and Redemptions 21

Officers and Key Personnel of the Company 21

Directors of the Company 21

Principal Stockholders 23

Management Relationships, Transactions, and Remuneration 23

Litigation 25

Federal Tax Aspects 25

Miscellaneous Factors 25

Financial Statements 26

Managements Discussion and Analysis of Certain Relevant Factors 26

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

THIS OFFERING CIRCULAR, TOGETHER WITH FINANCIAL STATEMENTS AND OTHER ATTACHMENTS, CONSISTS OF A TOTAL OF ___46___ PAGES.

(1) The Company

Exact Corporate Name: Mariposa Funding LLC
State and Date of Incorporation: Commonwealth of Virginia August 26th, 2003
Street Address of Principal Office: 7419 Tower St. Falls Church, VA 22046
Company Telephone Number: (703) 876 – 0444
Fiscal Year: Calendar Year, ends on December 31st
Company Contact with respect to offering: Brandon C. Moore – President
Contact phone number: (703) 876-0444

(2) Risk Factors

List in order of importance the factors which the company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

1. Market Risk:

   The company believes that the most significant risk factor facing investors and debt holders of Mariposa Funding LLC is that of the general level of real estate prices.

   The company's primary business is making investments in commercial real estate. Each property's value is based upon two different, yet often closely related, factors. These factors are the underlying value of the property and the ability for the property to generate free cash flow from operations.

   When real estate prices fall, the value of the company's interests in each property is no longer as strong as it might previously have been. A fall in the price of real estate is often followed by a reduction in the ability for that property to generate the same level of cash flows in the form of rent as it previously had.

   Some factors that could contribute to falling real estate prices are: war, economic instability or recession, deflation, tax law, zoning and other legislative changes, terrorism, natural disaster and a wide range of other factors. This list is only meant to give examples of incidents that might result in a lowering of real estate prices, it is in no way meant to be an exhaustive list.

2. Credit Risk:

   Each investment will have unique criteria, but a common concern of all investments is the credit quality of the tenants in the property. The company will be primarily making investments in commercial properties. The tenants of these properties will be required to pay lease or rent payments on a periodic basis. These payments will service the debt payments of the corporation. A default on the terms of the lease could lead to the corporation's inability to service its debt load, a default on any primary liens held on the property and the potential to lose ownership of the property.

To counteract this possibility, the company will attempt to have a diversified portfolio of tenants with staggered lease expirations. This may not always be possible. The company believes that the best way to counteract this risk is to invest in apartment complexes. With a large number of tenants, it is likely that a default on several leases will not significantly hinder the cash flow of the investment.

3. Use of Leverage:

   The company is highly leveraged. Upon completion of this offering the company will have a level of shareholders equity that is very low when compared with the level of debt.

   Should the company sustain losses from investments these losses will most likely negatively affect the security of debt holders of the corporation.

4. Liquidity Risk:

   Investors of Mariposa Funding LLC notes should be fully aware that the notes pay no principal for a period of 15 years. The first and only repayment of principal is on the date of maturity. The bonds have a 7% coupon that represents an annual payment of $70 for each $1,000 face value bond.

   Should an investor require liquidity prior to that time, the investor will need to locate a buyer for their notes.

   The company does not expect a liquid secondary market for these securities. As such an early liquefying of these instruments may result in a severe loss for the investor.

   Acknowledging the above, the company may from time to time be in a cash flow situation to repurchase notes from holders of the notes. The company can not predict when, if ever, this situation will exist and investors should not rely on liquidity from Mariposa Funding LLC.

5. Start-up Company

   The company has no operating history. The company has no assets outside of the investments it intends to make with the proceeds of this offering.

   The company has no signed contracts or other indications of positive revenue. The company will not begin operations until after this offering has begun. The company does not expect any significant revenues or other activity to occur during the offering period that will affect the nature of this offering.

6. Inexperience of Management

   The management of the company is highly experienced in derivative transactions. Management has limited experience in mortgage banking or real estate transactions.

To counter this inexperience, the company may from time to time seek outside counsel from experts in mortgage banking, real estate investment, foreclosures or other situations where outside knowledge may add significant value.

Note: **In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this offering circular potential investors should keep in mind other possible risks that could be important.**

(3) Business Properties

(a) *Describe in detail what business the company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.*

Mariposa Funding LLC is in the business of making investments in commercial real estate. The company plans to make investments in income producing properties that provide sufficient cash flows to provide a healthy return to equity investors while providing a safety net for debt holders.

The company has been closely observing the commercial real estate market and intends to make acquisitions with the proceeds from this offering. The company believes that it can purchase existing properties at a capitalization rate that will service a first mortgage, as well as provide cash on cash return sufficient to make the required interest payments from this offering, as well as to service the operating needs of the investment properties and the company.

(b) *Describe how these products or services are to be produced or rendered and how and when the company intends to carry out its activities.*

The company does not physically manufacture a product; instead it makes investments as described above in commercial and income producing real estate.

Once the proceeds from this offering have been collected, the company will begin to look for suitable opportunities to proceed with investment.

(c) *Describe the industry in which the company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry.*

The company is making equity investments in the real estate industry.
This industry is comprised of a huge variety of factors, from types of properties to expectations of investors to geographic and demographic preferences.

We have somewhat narrowed that focus in that our goal is to make investments in properties that generate cash flows from operation. These properties can vary from a vacant lot used for parking in a city, to a retail shopping center in a suburb

to a single family residence or huge apartment complex. As long as the economics of the deal make sense, we would be interested in considering it.

Rather than discuss in depth every facet of the industry, we will briefly discuss why we think that this is a good time to make strategic investments in the industry.

The first is interest rates. A nationally known retailer with high credit scores may have issued bonds with a 10 year maturity that yield 5% annually. The very same retailer may be a tenant on a triple net lease that offers a 10% return with annual increases in rent for a term of 10 years. The retailer would likely default on both obligations at the same time. By purchasing real estate rather than bonds, we earn a higher rate of return initially, higher returns as the lease rates are adjusted, and the ability to realize capital gains from the property. These factors allow Mariposa to offer a much higher return than comparable securities, while still leaving a nice safety cushion for investors. This holds true across many sectors of real estate, apartments, office space, storage, etc.

Secondly, many quality properties in fast growing cities throughout America can be purchased for what amounts to a Price to Earning ratio of between 8 and 12, which is cheap compared to many publicly traded companies. Like stocks, these properties grow earnings over time as rents are raised and principle on mortgage balances are paid down, offering similar growth rates to equity securities at a lower overall price and with lower risk. This offering offers investors the ability to participate in the growth of the company by converting their debt holdings into equity.

Lastly, real estate and income properties are something that every person utilizes on a daily basis. Be it the office building they work in, to the grocery store they shop at, or the hotel they vacation at, it is an unusual person who is not helping to pay rents to some form of real estate owner in just about everything they do.

Note: Because this offering circular focuses primarily on details concerning the company rather than the industry in which the company operates or will operate, potential investors may wish to conduct their own separate investigation of the company's industry to obtain broader insight in assessing the company's prospects.

(d) *Describe the marketing strategies the company is employing or will employ in penetrating its market or in developing a new market,*

The company does not intend to rely on advertising or marketing to find real estate deals. Instead, we will work with brokers who specialize in commercial real estate.

(e) *State the backlog of orders for products or services and compare it with the backlog of a year ago.*

There is no order backlog. The company will use the proceeds from this offering to acquire investment real estate.

(f) *State the number or the company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (clerical, operations, administrative etc.) the company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration dates of any such agreements. If the company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive agreements the company has or will have with its employees.*

The company employs a single individual, Brandon C. Moore. Mr. Moore holds the title of President and CEO.

Depending on the properties we make investments in, it is likely that the company, or its subsidiaries, will employ property managers, leasing agents, maintenance personnel or other employees to facilitate the day to day operations of the property.

The company may, from time to time, hire consultants to assist in evaluation of certain transactions. These consultants may be paid on a cash basis or with an equity participation in specific deals.

The company may at some undetermined point in the future institute a profit sharing plan or retirement plan for tax or estate planning purposes.

(g) *Describe generally the principal properties (such as real estate, plant and equipment, patents etc.) that the company owns. Indicate any property the company leases and the terms of such leases. Indicate any property the company intends to acquire in the immediate future, the costs of such acquisitions and the sources of financing it expects to use in obtaining these properties.*

At this point in time, the company has made the determination to keep overhead expenses to a minimum. The company is housed in a spare room of the President's personal residence. The company is not being charged rent and will not be charged rent before obtaining commercial space.

The company can foresee a time in the future where through expansion it becomes necessary to have more formal accommodations. The company will seek out suitable office space and obtain a lease at that time. Such a transaction would most likely be financed from continuing operations.

(h) *Indicate the extent to which the company's operations depend upon patents, copyrights, trade secrets, know-how or other proprietary information and any*

steps taken to secure and protect this intellectual property. Also discuss research and development costs for prior and future years.

Mariposa Funding LLC is not using proprietary technology, trademarks or patents to compete in the marketplace. We believe our product to be unique but easily copied by those with knowledge of finance and derivatives. At this time we have no restrictive covenants for potential employees although this may change in the future.

Depending upon the success of this offering the company may decide to look into service marking a product name that describes our targeted transaction.

The company has not and does not expect to spend any money on research and development.

(i) *If the company's business, products or properties are subject to material regulation (including environmental) by federal, state or local government agencies, indicate the nature and extent of regulation and its effects or potential effects upon the company.*

The company, or its subsidiaries, may be required to purchase certain services like trash, water and waste services from government agencies. Some investment properties may be subject to certain regulatory standards, but this is not expected to materially affect the profitability of the company.

(j) *State the names of any subsidiaries of the company, their business purposes and ownership and indicate which are included in the financial statements attached hereto.*

The company has no existing subsidiary corporations. No outside corporation has been taken into account when filing the attached financial statements.

The company intends to create wholly owned subsidiaries, for liability purposes, to shelter separate properties from each other.

(k) *Summarize the material events in the development of the company. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations.*

The only material event in the history of the company is the incorporation of the company in the Commonwealth of Virginia on August 26th, 2003.

(4) (a) *If the company was not profitable during the last year, list below in chronological order the events which in management's opinion must or should occur in order for the company to become profitable. Indicate the expected method by which the company will achieve these milestones.*

The company is a start-up company that has been created within the last fiscal year. The company has never shown revenues much less profits. Listed below are significant milestones that the company needs to achieve to become profitable.

Event or milestone	How to achieve event or milestone	Timeline for completion
Locate suitable investments	Using existing real estate contacts, let brokers know of our terms and allow them to begin to search for suitable properties.	2-3 months
Enter into contracts and close transactions	Analyze proposals brought to attention of company. Make offers to current owners, obtain first mortgage financing and close on properties.	3-6 months
Invest total proceeds from offering.	Depending upon the success of the offering, and the quality and quantity of deals presented the timeline to distribute the proceeds from offering into suitable investments may vary greatly.	6-18 months

(b) *State the probable consequences of delays in achieving each of these events. Particularly the effect of any delays on the company's liquidity in view of the anticipated level of operating costs.*

A significant delay between obtaining the funds from this offering and making suitable investments may jeopardize company's ability to earn returns to pay interest the first year. The company believes that the number of potential properties meeting or exceeding our investment criteria minimizes this risk greatly. We also believe that the cushion between potential earnings and required interest payments allows for the company to make the first interest payments out of principal with little risk to the overall soundness of the bond holder's position.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

Offering Price Factors

(5) *What were net after tax earnings for the last fiscal year?*
Total $0.00 ($0.00 per share)

(6) *If the company had profits, show the offering price as a multiple of earning.*

The company is a new entity and as such there is not a Price to Earning multiple available to be calculated.

(7) (a) *What is the net tangible book value of the company? For this purpose net tangible book value means Total Tangible Assets minus total liabilities.*

The company has a net tangible book value of $5,000. ($0.038 per share)

The Net tangible value per share is significantly below the conversion price of $10 per share. As the company acquires investment and then pays down debt on these investments over time, the net tangible book value should rise fairly rapidly.

The conversion feature of the bond is designed to share the success of the company with debt holders. Debt holders will have already earned a yield payment from the company for the holding period of the bonds. Unlike traditional bonds, convertible debt allows the bond investor to potentially realize additional profits if the company is able to significantly increase its stock price.

(b) *State the dates on which the company sold or otherwise issued securities during the last 12 months, the amounts sold, the number of persons to whom the were sold, and relationship to the company of such persons, the price which they were sold and if not sold for cash, a concise description of the consideration.*

On the date of incorporation, August 26th 20003, the company issued to Brandon C. Moore, its founder, President and CEO, 140,000 shares of common stock. The stock was issued to Mr. Moore in exchange for an investment of $5,000 in cash. Mr. Moore is the sole shareholder at this time.

(8) (a) *What percentage of the outstanding shares of the company will the investors in this offering have?*

Investors of this offering will initially hold 0% of the equity securities of Mariposa Funding LLC. They will own 100% of the debt securities of the company at the close of this offering.

Should every investor decide to convert into equity, the total number of outstanding shares will be 640,000. ($10 conversion price represents 100 shares per $1,000 bond.) This will mean that investors in this offering will own 78.13% of the equity in the company if the maximum amount is converted.

(b) *What post offering value is management implicitly attributing to the entire company by establishing the price for this security?*

The completion of this debt offering should positively affect the price of the equity securities of the company. There is no market for the equity or debt

securities of the company and equity holders are expected to hold their positions even after completion of this offering.

At the time of the offering, if 100% of the offering was immediately converted to equity. The company would then have 640,000 shares of equity outstanding with net assets around $5 million dollars.

If we assume the company had $200,000 in misc. expenses and all debt was converted in year 1, then the implied value of the company would be $4.8 million divided by 640,000 shares or a price of $7.5 per share. This is not considered a likely scenario as this share value is 25% below the conversion price.

Note: **After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the company's development.**

Use of Proceeds

(a) *The following table sets forth the use of proceeds from this offering:*

	If Maximum Amount Sold
Total Proceeds	**5,000,000**
Legal and Accounting	$10,000
Copying and Advertising	$25,000
Net Proceeds from Offering	**$4,960,000** **99.2%**
Uses of Net Proceeds:	
Mortgage Loans and Equity Investments	$4,810,000 96.2%
Management Salaries for first year	$150,000 3.00%

(b) *If no minimum amount of proceeds must be raised before the company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above will be used.*

If maximum proceeds are not realized, the company's priority is to make the maximum dollar amount of real estate investments as possible with the available funds, after recouping the costs of the offering. Management salaries are projected to be 3% of net proceeds for the first year. Subsequent year's management salaries will be paid from income from ongoing operations.

Note: **After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his**

investment, which would be that part available for future development of the Company's business and operations, would be adequate.

(10) (a) *If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such funds, and whether funds are firm or contingent.*

The company anticipates taking out a first mortgage of as much as 80% of the purchase price of the individual investment properties. The money raised in this offering will be used as the cash down payment on the property. The company has no commitment from any lender to make such loans, but does not anticipate difficulty in finding this type of acquisition mortgage loan.

(b) *If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such debt, including interest rates. If the debt was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.*

The company may establish short term liabilities in the process of making this offering. This amount is not expected to be more than $20,000. Mr. Moore has indicated that he may choose to lend the necessary funds to complete the offering. Any sums lent for this purpose will be repaid with proceeds from this offering. This offer is not binding and is made at the sole discretion of Mr. Moore. The company does not consider this sum to be material to the size of the proposed offering.

(c) *If any material amount of proceeds will be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of such assets.*

It is not anticipated that any proceeds from this offering will be used to acquire any significant assets for the company besides the previously discussed commercial real estate investments as part of the normal course of business. The company may use a non-material portion of the proceeds to purchase equipment or other office supplies necessary to conduct business.

(d) *If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred or monies loaned or advanced, explain.*

As stated in part (b) above, the company may be offered a short term loan to address some of the costs incurred by the company prior to the completion of this offering. If this occurs, then Mr. Moore will be reimbursed for these expenses out of the proceeds of the offering.

(11) *Indicate whether the company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default of any note, loan, lease or other indebtedness. State whether the company is subject to any unsatisfied judgments, liens or other settlement obligations.*

The company's current cash flow situation is sufficient to fund current activities. The company has no pressing need for cash and anticipates that it can borrow sufficient monies from Mr. Moore or other sources to sustain the company until the proceeds from this offering are received.

The company has no outstanding debt of any kind and is not aware of any unsatisfied liens, judgments or other settlement obligations.

(12) *Indicate whether proceeds from this offering will satisfy the company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds.*

The company believes that the proceeds from this offering will be sufficient to meet the operating needs of the company for the next year. Proceeds from this offering will be used to compensate Mr. Moore and any other employees that may be hired to facilitate the company's needs. The company does not anticipate any significant expenses that would require additional capital or debt to be issued within the next 12 months.

Capitalization

(13) *Statement of Capitalization with Proceeds from offering applied*

Item	As of 8/31/03	Adjusted to Minimum	Adjusted to Maximum
Short Term Debt	$0	$0	$0
Long Term Debt (average rate 7.2%)	$0	$0	$5,000,000
Total Debt	**$0**	**$0**	**$5,000,000**
Stockholders Equity	$5,000	$5,000	$5,000
Additional Paid in Capital	$0	$0	$0
Retained Earnings	$0	$0	$0
Total Equity	**$5,000**	**$5,000**	**$5,000**
Total Capitalization	**$5,000**	**$5,000**	**$5,005,000**

Number of Preferred Shares authorized:
The company has not authorized any preferred shares.
Number of common shares authorized:
10,000,000 shares authorized with No Par Value
Number of common shares reserved for options, warrants or rights:
500,000 shares have been reserved to meet the equity requirements of possible debt conversion.

Description of Securities

(14) Description of Securities being offered:
[ ] Common Stock

[ ] Preferred Stock
[ ] Notes or Debentures
[X] Combination Securities
[ ] Other:__________________

(15) These securities have:

Yes	No	
[ ]	[X]	Cumulative voting rights
[ ]	[X]	Other special voting rights
[ ]	[X]	Preemptive rights to purchase or invest
[ ]	[X]	Preference as to dividends or interest
[ ]	[X]	Preference upon liquidation
[ ]	[X]	Other special rights

(16) *Are the securities convertible?* *[X] Yes* *[ ] No*
Each $1,000 face amount is convertible into 100 shares of common stock of the company at a conversion price of $10 per share. The conversion feature is active from the date of purchase, until the security is redeemed at maturity or converted into equity.

To convert these securities, the holder must provide written intent to convert the security from a debt instrument into an equity position. The debt holder will forego any and all accrued and unpaid interest at the time of conversion. As such, the company would recommend that conversion letters be tendered shortly after receiving that years interest payment.

(17) (a) For Debt securities

(1) 7.0% annual rate of interest, paid annually on or before December 31st.
(2) Date of Maturity is December 31, 2018
(3) There is not a mandatory sinking fund for these securities.
(4) There is not a trust indenture and no trustee has been appointed.
(5) The securities are not callable and are not subject to redemption.
(6) The securities are not collateralized by real or personal property
- Although the proceeds will be used to purchase real estate investments, no such investments exist at the time of the offering. The proceeds from these transactions will be used to repay the security holders at the time of maturity. No debt holder will have any preferential rights as to any individual mortgage or equity held by the company.

(7) These securities are the only outstanding debt of the company at the time of this offering. No other debt is Senior, Junior or shared debt.

(b) *Discuss the fixed charges or other overhead that must be met before the company can meet the required debt payments.*

The company has no earnings from the last fiscal year and the company itself has no fixed charges or other overhead that must be met before this debt can be repaid.

The individual investment properties will have first mortgage liens against them, as well as other operating expenses. These items are considered part of the operating costs of the investment properties and as such will need to be addressed first. Any remaining operating profits from the investments will be used to satisfy interest payments to bond holders, pay management salaries, and pay dividends to equity holders of the company; in that order.

Since no specific property has been targeted to purchase, it is impossible to estimate what the operating costs of that property may or may not be.

Note: **Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of "coverage" of debt service, as the existence of earnings does not necessarily mean that the company's liquidity at any given time will permit payment of debt service requirements to be timely made. See questions #'s 11 and 12. See also the financial statements and especially the statement of cash flows.**

(18) Securities are not Preferred Stock in nature.

(19) *If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:*

At this time, the company has no restrictive covenants or other financing arrangements that prohibit dividends to shareholders. The company intends to enter into mortgage transactions that may or may not require such covenants. The company's intention is to first meet the operating needs of its individual properties. Then with operating profits, the company intends to service the debt being offered in this offering. If excess funds remain afterwards, the company will pay management salaries, and then any remaining funds may be made available as dividends to shareholders.

(20) Current amount of assets available for payment of dividends: $5,000.00

Plan of Distribution

(21) *List the selling agent in this offering:*

The company is marketing these securities on its own best efforts basis. The company has elected to not offer a commission or other compensation to any selling agent.

(22) *Describe any compensation being offered to selling agents or finders including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering on the cover page of this offering circular.*

The company is not offering any compensation to selling agents. The company is also not offering finders fees for placing these securities.

(23) *Describe any material relationship between any of the selling agents or finders and the company or its management.*

The company has no material relationship with any selling agent or finders.

NOTE: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendations by the selling agents or finders to buy the securities.

(24) *The contact person for this offering at the company is:*

Name: Brandon Moore
Address: 7419 Tower St.
Falls Church, VA 22046
Phone: 202-352-6750 or 703-876-0444

(25) *If this offering is limited to a special group, such as employees of the company, or is limited to a certain number of individuals (for subchapter S entities) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply: Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [X] No*

The offering is open to any member of the general public and is not restricted to members of a specific group.

It should be noted that these securities pay no principal until the notes mature. The company is not aware of and does not expect a liquid second market to develop in any of its securities.

(26) *If a depository institution is acting as escrow agent, provide the name, address and telephone number of said institution.*

This offering is not subject to a minimum subscription and no escrow agent has been appointed.

(27) *Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:*

There is no resale provision or restrictions on any security being offered or on any security already issued by the company.

Note: Equity and Debt investors should be aware that unless the company is able to complete a further public offering or the company is able to be sold for cash or merged with a public company that their investment in the company may be illiquid.

Dividends, Distributions and Redemptions

(28) *If the company has within the last five years paid dividends, made distributions or redeemed any securities, explain how much and when:*

The company has paid no dividends, made no distributions upon its stock or redeemed any securities in the past 5 years.

Officers and Key Personnel of the Company

(29,30,31,32) *Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Other Key Personnel*:

Name: Brandon C. Moore   Age: 31
Title: President and CEO   Phone: 202-352-6750
Address: 7419 Tower St, Falls Church VA 22046

Job History and Education:

Mr. Moore is an experienced derivatives trader who has spent essentially his entire career either as a successful entrepreneur or as a derivatives trader and money manager.

Mr. Moore's first enterprise, American Flood Research is an industry staple for mortgage processors. The company assists in providing flood zone, census tract, and insurance and tax services to several of the largest mortgage originators in America. The company is based in Dallas, Texas.

Since selling his interest in American Flood, Mr. Moore has worked in the derivatives business on the floor of the Chicago Board Options Exchange in Chicago and at the Pacific Stock Exchange in San Francisco. More recently, Mr. Moore has been the risk strategist and senior trader at a proprietary derivative trading firm in Falls Church, Virginia.

Mr. Moore holds a Bachelor of Sciences Degree in Business and Finance from Texas Tech University in Lubbock, TX.

Mr. Moore is the founder and only share holder of Mariposa Funding LLC. He is a director of the company and holds the title of President and CEO.

Directors of the Company

(33) *Number of Directors*: 1

Directors are elected to serve annual terms by the existing shareholders at each annual meeting. As of the time of this offering, the company has a single shareholder who is also the only director.

(34) *Information concerning outside directors (not described above)*

There are no outside directors.

(35)(a) *Have any of the directors or officers worked for or managed a company in the same business as the company?* [ ] Yes [X] No

(b) *If any director, officer or other key personnel has ever worked for or managed a business in the same industry, describe what precautions the company has taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.*

The company has no reason to believe that any director, officer or other key personnel are precluded from working for or employing any strategies that the company intends to use.

(c) *If the company has never conducted operations or is otherwise in the development stage, indicate whether any of the officers or directors has ever managed any other company in the start-up or developmental stage and describe the circumstances including relevant dates.*

Mr. Moore has previously founded 2 start-up companies. American Flood Research was founded in 1992 by Mr. Moore. He held the title of Vice President of Operations. Mr. Moore sold his portion of the company in 1994. Mr. Moore also founded Mariposa Trading in 2000 where he holds the title of President.

(d) *If any of the company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the company.*

The company has no key personnel who are consultants or outside contractors.

(e) *If the company has key man life insurance policies on any personnel, discuss.*

The company has not taken out life insurance on any personnel and at this time does not anticipate taking such action in the immediate future.

(36) *If a petition under the Bankruptcy Act or any State Insolvency Act has been filed by or against company or its officers or directors within 5 years, discuss:*

No Director, Officer or other personnel have had any association with an entity with any legal proceedings, bankruptcies or insolvencies within 5 years.

Note: After reviewing the information concerning the background of the Company's officers, directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

Principal Stockholders

(37) *Discuss principal owners of the company and the percentages they hold prior to and immediately after proposed offering:*

The company's equity common stock is owned 100% by Brandon C. Moore. He currently owns 140,000 shares at a total cost of $5,000. Should all possible shares be converted from debt, then Mr. Moore will hold 21.88% of the company. Should all debt from this offering be converted, then the debt holders will control 78.13% of the company.

Mr. Moore's principal occupation is that of a derivatives trader and as CEO and President of Mariposa Funding LLC.

(38) *Number and percentage of shares owned by officers and directors* as a group.

As a group, officers and directors own 140,000 shares or 100% of the equity shares outstanding both before and after this offering. If all of the debt from this offering is converted into equity, then this group will hold 21.88% of the outstanding shares of the company.

Management Relationships, Transactions, and Remuneration

(39)(a) *If any of the officers, directors, key personnel or principal stockholders are related by blood or marriage, please describe.*

None of the officers, directors or key personnel is related by marriage or blood.

(b) *If the company has made loans to or is doing business with any of its officers, directors, key personnel, principal stockholders or their relatives or plans to do so in the future, explain.*

It is the intent of Mariposa Funding LLC to use as its real estate broker in both buying and selling transactions its President and CEO, Brandon Moore. Any income realized from these transactions will belong solely to Mr. Moore. The standard real estate commission is 6% paid by the seller of a property. This amount is often negotiated based upon the size of the transaction, but rarely surpasses 6%.

Mr. Moore may also realize sales commissions or finders fees from the normal course of business of the company. These amounts are not considered by the company to be material and are fees that would be paid in the normal course of a business transaction. It is Mr. Moore's intention to seek the best rates for these services, rather than to earn a commission from the company.

(c) *If any indebtedness of the company has been guaranteed or co-signed by any officer, director or other material person, explain and state the amounts and details involved.*

The company has had no loans or other obligations guaranteed or co-signed by any affiliated person.

(40)(a) *List all remuneration by the company to officers, directors, and key personnel for the last fiscal year:*

The company is newly formed and has not paid any salary or other compensation to any person.

(b) *If remuneration is expected to change, explain:*

The company expects to pay Mr. Moore a salary of approximately $100,000 annually. Payments will begin as soon as this offering is approved. The first year salary will be based upon 3% of the total offering proceeds. For subsequent years, the company will pay salary and benefits out of profits from continuing operations. This amount may be adjusted, up or down, based upon the profitability of the company.

(c) *If any employment agreements exist or are contemplated, describe:*

At this time, no person is under any employment agreement with the company. Mr. Moore is expected to remain as President and CEO of the company for the foreseeable future.

(41)(a) *Number of shares subject to issuance under present outstanding stock purchase, stock options, warrants or rights: 500,000 shares (78.13% of outstanding shares)*

The company has authorized that 500,000 shares of stock be held in reserve for possible conversion from debt into equity as a result of this offering. The conversion price is $10 per share, or 100 shares for each $1,000 bond. This conversion may be made at any time before December 31, 2018 when the company makes the final interest and principal payment.

(b) *Number of common shares subject to issuance under the above mentioned plans but not yet covered by outstanding purchase agreements: 0 shares*

The company has no shares subject to any of the aforementioned plans.

(c) *Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders:*

It is not expected that the company will enter into any such transactions. The company must approve any plans by a vote of shareholders. Debt holders who have conversion rights into equity must be made aware of any such vote 15 days before a vote is held.

(42) *If the business is highly dependent on the services of certain key personnel describe any arrangements to assure that these persons will remain with the company and not compete upon any termination.*

The success of the company is highly dependent upon the services of Brandon C. Moore. As the sole initial share holder and largest expected shareholder after conversion, the company expects Mr. Moore to be incentivized to continue his association with Mariposa Funding LLC.

Note: **After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the company's development.**

Litigation

(43) *Describe any past, pending, or threatened litigation or administrative action which has had or may have a material effect upon the company's business, financial condition or operations.*

The company and none of its key personnel are not now, have not been and do not expect to become party to any litigation that will have any material affect upon the company.

Federal Tax Aspects

(44) *Describe any adverse or positive tax consequences the company and its tax advisors believe will result to investors in this offering.*

The company does not believe that any investor in the debt securities being offered will realize any positive or negative tax consequences of ownership other than those normally associated with income from debt securities.

Upon conversion to equity, this situation may change. Equity owners of LLC's may receive larger or smaller cash dividends than the amount of income that must be reported for tax purposes. The company strongly suggests speaking to your tax preparer before choosing to convert to an equity ownership position in the company.

Note: **Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits, if any, would be available and advantageous to that particular investor.**

Miscellaneous Factors

(45) *Describe any other material factors, adverse or favorable, that will or could affect the company or its business.*

The company is not knowledgeable of any factors, adverse or favorable, that will or could affect the company or its business that have not been discussed in prior questions or that can be reasonably predicted.

Financial Statements

(46) *Provide the financial statements required by form 1-A.*

The following financial statements have not been audited. These financials are very basic because the company has recently been formed and has yet to transact any business or other operations.

Balance Sheet (September 1, 2003):

Assets	**Liabilities**
Cash $5,000	None
	Equity
	Stockholder's Equity $5,000

Income Statement

Sales	$0
Cost of goods Sold	$0
Net Income	$0
Expenses and Overhead	$0
Gross Income	$0
Earnings per share	$0 per share

Managements Discussion and Analysis of Certain Relevant Factors

(47) *If the company's financial statements show losses from operations, explain the causes and what steps the company has taken or is taking to address these causes.*

The company shows neither a profit nor a loss from operations. It is a new entity with no operating history of any kind. Management believes that the company should show a profit and be cash flow positive in the first year after operations are begun.

(48) *Describe any trends in the company's operating history. Indicate any changes now occurring in the underlying economics of the industry or the company's business which management believes will have a significant impact (favorable or adverse) upon the company's results of operations within the next 12 months.*

The company has no trends or operating history to analyze. Management does not presently see any obvious industry or economic trends that will materially affect the company.

(49) *If the company sells a product and has had significant sales during its last fiscal year, state the existing gross margin as a percent of sales. What is the anticipated gross margin for next year?*

The company is in the business of making investments in commercial real estate. Since no property is currently owned and no specific property has been identified to be purchased, it is difficult to even begin to guess at what margins might be realized.

(50) *Foreign sales as a percent of total sales: 0%*
Domestic government sales as a percent of total sales: 0%

The company does not anticipate any earnings from overseas sales or from sales to governmental entities. It would not be unusual for space in a property the company acquires to be leased to a local, state or national government. Once again, it is difficult to anticipate or predict at what level this may or may not occur before identifying a property.

PART III – EXHIBITS

Table of contents

1. Charter and By-Laws of Mariposa Funding LLC
2. Bond Instrument
3. Subscription Agreement
4. Sales Materials

1. Charter and By-Laws of Mariposa Funding LLC

ARTICLES OF INCORPORATION
Mariposa Funding LLC

ARTICLE ONE

The name of the corporation is Mariposa Funding LLC.

ARTICLE TWO

The period of duration is perpetual.

ARTICLE THREE

The purpose for which the corporation is organized is the transaction of any and all lawful business for which corporations may be incorporated under the laws of the Commonwealth of Virginia.

ARTICLE FOUR

The aggregate number of shares which the corporation shall have authority to issue is 10,000,000 shares with No Par Value each.

ARTICLE FIVE

The corporation will not commence business until it has received for the issuance of shares consideration of the value of One Thousand Dollars ($1,000.00).

ARTICLE SIX

The street address of its initial registered office is 7419 Tower St, Falls Church, VA 22046, and the name of its initial registered agent at such address is Brandon C. Moore.

ARTICLE SEVEN

The number of directors constituting the initial board of directors is one, and the names and addresses of the person or persons who are to serve as directors until the first annual meeting of the shareholders or until their successors are elected and qualified are:

Brandon C. Moore – President and CEO   7419 Tower St. Falls Church VA 22046

ARTICLE EIGHT

The name and address of the incorporator is:

Brandon C. Moore   7419 Tower St. Falls Church VA 22046

Brandon C. Moore September 1st, 2003

BYLAWS OF

Mariposa Funding LLC

ARTICLE I.

MEETINGS OF SHAREHOLDERS

1.1 Meetings. All meetings of the shareholders for the election of Directors shall be held at the registered office of the Corporation or at such other place as the Board may fix from time to time. Meetings of shareholders for any other purpose may be held at such time and place, as shall be stated in the notice or in a duly executed waiver of notice.

1.2 Annual Meetings. An annual meeting of the shareholders, commencing with the year following the adoption of these Bylaws, shall be held at such date and time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, at which time the shareholders shall elect a Board of Directors, and transact such other business as may properly be brought before the meeting.

1.3 Special Meetings. Special meetings of the shareholders, for any purpose or purposes, may be called by the Chairman of the Board, the President, the Secretary, the Board of Directors, or the holders of not less than one-tenth of all of the shares entitled to vote at the meeting so called. No question may be voted upon at a special meeting of the shareholders unless the notice of such meeting states that one of the purposes of such meeting will be to act upon such question except that the shareholders may waive such requirement in the manner hereinafter provided.

1.4 Notice of Annual and Special Meetings of Shareholders. Written or printed notice stating the place, day, and hour of the meeting and, in the case of a special meeting, the purposes for which the meeting is called shall be delivered not less than ten (10) days nor more than sixty (60) days before the date of the meeting, either personally or by mail, by or at the direction of the officer or persons calling the meeting, to each shareholder entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the shareholder at his or her address as it appears on the share transfer records of the Corporation, with postage prepaid. Such notice of the date, hour, and place, and, in the case of a special meeting, the purposes of the meeting of the shareholders may be waived by one or more shareholders by written waiver or waivers signed by the person or persons entitled to such notice, whether before or after the meeting, or in any other manner allowed by law.

1.5 Closing of Transfer Books and Fixing Record Date. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or entitled to receive a distribution by the Corporation (other than a distribution involving a purchase or redemption by the Corporation of any of its own shares) or a share dividend, or in order to make a determination of shareholders for any other proper purpose (other than determining shareholders entitled to consent to action to be taken without a meeting of shareholders), the Board may provide that the share transfer records shall be closed for a stated period but not to exceed, in any case, sixty (60) days. If the share transfer records shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such records shall be closed for at least ten (10) days immediately preceding such meeting. In lieu of closing the share transfer records, the Board may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than

sixty (60) days and, in case of a meeting of shareholders, not less than ten (10) days prior to the date on which the particular action, requiring such determination of shareholders, is to be taken. If the share transfer records are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive a distribution (other than a distribution involving a purchase or redemption by the Corporation of any of its own shares) or a share dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof except where the determination has been made through the closing of share transfer records and the stated period of closing has expired. Unless a record date shall have previously been fixed or determined pursuant to this section, whenever action by shareholders is proposed to be taken by consent in writing without a meeting of shareholders, the Board may fix a record date for the purpose of determining shareholders entitled to consent to that action, which record date shall not precede, and shall not be more than ten (10) days after, the date upon which the resolution fixing the record date is adopted by the Board.

1.6 List of Shareholders. At least ten (10) days before each meeting of shareholders, the officer in charge of stock transfer books shall prepare a complete list of the shareholders entitled to vote at said meeting, in alphabetical order, setting out the address of and the number of voting shares held by each. The original stock transfer books shall be prima facie evidence as to who are the shareholders entitled to vote at any meeting of shareholders.

1.7 Quorum. The holders of a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of the shareholders; provided, however, in those instances where the law requires class voting on a question, each class that is entitled to vote on such question shall be considered separately in determining whether a quorum is present for consideration of such question.

1.8 Vote Necessary for Decision. With respect to any matter, other than the election of Directors or a matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is required by law, the affirmative vote of the holders of a majority of the shares entitled to vote on, and that voted for or against or expressly abstained with respect to that matter at a meeting of shareholders at which a quorum is present shall be the act of the shareholders, unless otherwise provided in the Articles of Incorporation. Unless otherwise provided in the Articles of Incorporation, Directors shall be elected by a plurality of the votes cast by the holders of shares entitled to vote in the election of Directors at a meeting of shareholders at which a quorum is present. Each outstanding share, regardless of class or series, shall be entitled to one vote on each matter submitted to a vote at a meeting of the shareholders, except to the extent that the voting rights of the shares of any class or series are limited or denied by the Articles of Incorporation. Except in those instances where the law or the Articles of Incorporation require class voting, there shall be no class voting on any matter submitted to a vote at a meeting of shareholders. A shareholder may vote either in person or by written proxy executed by such shareholder. No proxy shall be valid after eleven (11) months from the date of its execution unless otherwise provided in the proxy. Each proxy shall be revocable unless the proxy form conspicuously states that the proxy is irrevocable and the proxy is coupled with an interest, or unless otherwise made irrevocable by law.

1.9 Meeting by Conference Telephone. Subject to the notice provisions herein, the shareholders of the Corporation may participate in and hold any meeting of such shareholders

contemplated by these Bylaws by means of a conference telephone or similar communications device by which all persons participating in the meeting can hear each other. Participation in a meeting by conference telephone or similar device shall be deemed to be the equivalent of presence in person at a shareholders meeting, except where a person participates in the telephone conference for the express purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened.

1.10 Unanimous Consent in Lieu of Meetings. Any action required or permitted to be taken by shareholders at a meeting, under these Bylaws or any rule of law or otherwise, may be taken without a meeting if a consent in writing setting forth the action so taken shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof and such unanimous consent shall have the same force and effect as a unanimous vote of shareholders.

ARTICLE II.

BOARD OF DIRECTORS

2.1 Management. The powers of the Corporation shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of its Board of Directors.

2.2 Number of Directors. The number of Directors shall be such number as is from time to time specified by resolution of the Board or shareholders; provided, however, no Director's term shall be shortened by reason of a resolution reducing the number of Directors; and further provided that the number of Directors constituting the initial Board shall be one (1), and shall remain at such number unless and until changed by resolution of the Board or shareholders as aforesaid. Directors need not be shareholders of the Corporation.

2.3 Election. At each annual meeting of the shareholders, the shareholders shall elect a complete Board of Directors to hold office until the next succeeding annual meeting and until successors shall have been elected and qualified.

2.4 Removal of Directors. Any Director or the entire Board may be removed from his or their position(s) as Director, either with or without cause, by a vote of the holders of a majority of the shares then entitled to vote at an election of Directors, at any special meeting of shareholders expressly called for such purpose.

2.5 Resignation of Directors. Any member of the Board of Directors may resign at any time. Such resignation shall be made in writing and shall take effect at the time specified therein or, if no time is specified, at the time of its receipt by the Chairman of the Board, the President, the Secretary, or the Board of Directors. No acceptance of a resignation shall be necessary to make it effective.

2.6 Vacancies. Any vacancy occurring in the Board may be filled by the affirmative vote of a majority of the remaining Directors, though less than a quorum, or by the shareholders at an annual or special meeting of the shareholders called for that purpose. The successor so chosen shall be elected for the unexpired term of his predecessor in office. Any directorship to be filled by reason of an increase in the number of Directors from the number elected by the shareholders shall be filled by election at an annual or special meeting of shareholders called for that purpose, or by the Board for a term of office continuing only until the next election of one or more

directors by the shareholders; provided that the Board may not fill more than two such directorships during the period between any two successive annual meetings of shareholders.

2.7 Regular Meetings. The Board of Directors shall meet each year immediately after the annual meeting of the shareholders, at the same place that the meeting of the shareholders was held for the purpose of organization, election of officers, and consideration of any other business that may properly be brought before the meeting. No notice of any kind to either old or new members of the Board of Directors for such annual meeting shall be necessary. Other regular meetings of the Board of Directors may be held without notice at such time and place as shall from time to time be determined by the Board of Directors.

2.8 Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board, President or Secretary, acting alone, or by any two (2) Directors, acting jointly. Notice of the place and time of any special meeting of the Board shall be given to each member of the Board at least twenty-four hours prior to such meeting, by or at the direction of the person or persons calling the meeting; provided, however, if such notice is by mail, it shall be given at least 72 hours prior to such meeting. Any notice to Directors shall be given either personally or by mail, telephone, telex, telefacsimile, cable or telegram. Personal, telephone, telex or telefacsimile notice to any Director shall be deemed to be given when such notice is actually received by such Director. Notice to any Director by cable or telegram shall be deemed to be given when dispatched to such Director's last known address. Notice to any Director by mail shall be deemed given when deposited in the United States mail, postage prepaid, addressed to such Director's last known address.

2.9 Waiver of Notice by Directors. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting. Any notice provided for a meeting of the Board of Directors may be waived by a Director in writing either before or after the meeting. Attendance at any meeting shall constitute a waiver of any required notice of such meeting except where a Director attends the meeting for the express purpose of objection to the transaction of any business because said meeting is not lawfully called or convened.

2.10 Quorum. A majority of the number of Directors fixed by these Bylaws shall constitute a quorum for the transaction of business. The act of the majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

2.11 Meeting by Conference Telephone. Subject to the notice provisions herein, the Board of Directors or the members of any committee designated by such Board may participate in and hold a meeting of such Board or committee by means of a conference telephone or similar communications device by which all persons participating in the meeting can hear each other. Participation in a meeting by conference telephone or similar device will be deemed to be the equivalent of presence in person at such meeting except where a person participates in the telephone conference for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

2.12 Actions of Board Without a Meeting. Any action required or permitted to be taken at a meeting of the Board of Directors or any committee thereof may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all the members of the Board of Directors or committee, as the case may be. Such consent shall have the same force and effect as a unanimous vote at a meeting.

ARTICLE III

OFFICERS

3.1 Appointment and Term of Office. The officers of the Corporation shall consist of a President and a Secretary. There may be additional officers including one or more Vice Presidents, a Treasurer, one or more Assistant Secretaries, one or more Assistant Treasurers, and such other officers, assistants, and agents as the Board may from time to time appoint, none of whom need be either a Director or a shareholder of the Corporation. One of the Directors may be chosen Chairman of the Board. Except to the extent that a contract of employment between the Corporation and an officer shall provide for employment for a term in excess of one year, which contracts are authorized in the discretion of the Board, each of such officers (except such as may be appointed pursuant to the provisions of paragraph (h) of Section 3.2) shall be chosen annually by the Board at its regular meeting immediately following the annual meeting of shareholders and shall hold office until the next annual meeting and until his successor is chosen and qualified. One person may hold and perform the duties of any two or more of said offices.

3.2 Powers and Duties. The powers and duties of the officers shall be those usually pertaining to their respective offices subject to the supervision and direction of the Board and as follows:

(a) Chairman of the Board. The Chairman of the Board, if there be one, shall preside at all meetings of the Board and shall be ex officio a member of all committees of Directors and shall perform such other duties as shall be assigned him from time to time by the Board.

(b) President. The President shall be the chief executive officer of the Corporation and shall have general supervision of the business of the Corporation and over its officers, subject, however, to the control of the Board. The President, when present, shall preside at all meetings of the shareholders and, in the absence of the Chairman of the Board, if there be one, shall preside at all meetings of the Board. He may execute and deliver, in the name and on behalf of the Corporation, deeds, mortgages, leases, assignments, bonds, contracts, or other instruments authorized by the Board unless the execution and delivery thereof shall be expressly delegated by these Bylaws to some other officer or agent of the Corporation. He shall, unless otherwise directed by the Board or by any committee thereunto duly authorized, attend in person or by substitute or by proxy appointed by him and act and vote on behalf of the Corporation at all meetings of the shareholders of any corporation in which the Corporation holds shares.

(c) Vice Presidents. Vice Presidents shall perform the duties assigned to them by the Board or delegated to them by the President and, in order of seniority, at his request or in his absence, shall perform as well the duties of the President's office. Each Vice President shall have the power also to execute and deliver in the name and on behalf of the Corporation deeds, mortgages, leases, assignments, bonds, contracts, or other instruments authorized by the Board unless the execution and delivery thereof shall be expressly delegated by these Bylaws or by the Board to some other officer or agent of the Corporation.

(d) Secretary. The Secretary shall keep the minutes of the meetings of the Board, of all committees, and of the shareholders, shall be custodian of all corporate records and of the

seal of the Corporation, and shall ascertain that all notices are duly given in accordance with these Bylaws or as required by law.

(e) Assistant Secretaries. The Assistant Secretaries, in the order of their seniority, unless otherwise determined by the Board shall, in the absence or disability of the Secretary or at the Secretary's request, perform the duties and exercise the powers of the Secretary. They shall perform such other duties and have such other powers as the Board may from time to time prescribe.

(f) Treasurer. The Treasurer shall be the principal accounting officer of the Corporation and shall have charge of all the corporate funds and securities and shall keep a record of the property and indebtedness of the Corporation.

(g) Assistant Treasurers. The Assistant Treasurers, in the order of their seniority, unless otherwise determined by the Board, shall, in the absence or disability of the Treasurer or at the Treasurer's request, perform the duties and exercise the powers of the Treasurer. They shall perform such other duties and have such other powers as the Board may from time to time prescribe.

(h) Other Officers. The Board may appoint and employ such other officers, agents, or employees as it may deem necessary for the conduct of the business of the Corporation. The chief executive officer may also employ such agents or employees as he deems necessary for the conduct of the business of the Corporation.

3.3 Resignations. Any officer may resign at any time by giving written notice thereof to the Chairman of the Board, the President or to the Board. Any such resignation shall take effect as of the date received by the Chairman of the Board, the President, the Secretary or the Board of Directors unless some other date is specified therein, in which event it shall be effective as of that date. The acceptance of such resignation shall not be necessary to make it effective.

3.4 Removal. Any officer may be removed at any time, either with or without cause, by the Board.

3.5 Vacancies. A vacancy in any office arising at any time from any cause may be filled by the Board.

3.6 Salaries. The salaries of all officers shall be fixed from time to time by the Board and no officer shall be precluded from receiving a salary because he is also a Director of the Corporation.

ARTICLE IV.

INDEMNIFICATION

To the fullest extent allowed by applicable law, as it may be amended from time to time, the Corporation may advance expenses to and indemnify Directors, officers, employees, agents, and other persons who may be advanced expenses and indemnified under applicable law.

ARTICLE V.

MISCELLANEOUS

5.1 Certificates of Stock. Every shareholder shall be entitled to a certificate or certificates, in such form as may be determined by the Board, representing all shares to which the shareholder is entitled.

5.2 Fiscal Year. The fiscal year of the Corporation shall begin on the first day of January in each year and end on the last day of December in each year.

5.3 Dividends. The Board of Directors may from time to time declare, and the Corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and its Articles of Incorporation.

5.4 Seal. Unless the Board determines otherwise, the Corporation shall not have a seal.

ARTICLE VI.

AMENDMENTS TO BYLAWS

These Bylaws may be altered, amended, or repealed and new Bylaws adopted by the shareholders at any meeting, regular, or special, of the shareholders, or by the Board of Directors at any meeting, regular or special, of the Board of Directors. Except in the case of a special meeting of the shareholders, no notice to the Directors or shareholders, as the case may be, of the proposal shall be necessary.

Mariposa Funding LLC.

Organizational Meeting of the Board of Directors

Held September 1, 2003 at 11:00 a.m.

The organizational meeting of the Board of Directors of Mariposa Funding LLC was held at the aforementioned time at the corporate offices.

The initial directors named in the Articles of Incorporation were present, namely Brandon C. Moore. Each director was notified of the meeting in the manner required by law or waived, in writing, the right to notice of this meeting, including the right of notice of the place, day, hour, and purpose or purposes of the meeting, by signing the waiver that is inserted in the minute book of the Corporation immediately following the minutes of this meeting.

By motion duly made and seconded and the unanimous affirmative vote of the directors, Brandon Moore was elected Chairman of the meeting, and Brandon Moore was elected Secretary of the meeting. The meeting having been called in the manner required by law, each of the directors having waived notice or received notice of the meeting in the manner required by law and a quorum being present, the Chairman of the meeting declared the same to be regularly constituted.

The Chairman of the meeting then announced that the Articles of Incorporation were filed with the State Corporation Commission of the Commonwealth of Virginia on August 26th, 2003, that the Certificate of Incorporation was issued by the Clerk of the Commission on that date. The Secretary of the meeting was instructed to cause the Articles of Incorporation and the Certificate of Incorporation to be inserted in the minute book of the Corporation.

The Chairman of the meeting presented a code of bylaws for the regulation of the affairs of the Corporation, which were reviewed section by section. By motion duly made and seconded and the unanimous affirmative vote of the directors that were present at the meeting, the following resolution was duly adopted:

"RESOLVED, that the Bylaws submitted and read at this meeting be and the same hereby are adopted as the Bylaws of this Corporation and that the Secretary of this meeting be and is hereby instructed to cause the same to be inserted in the minute book of the Corporation."

By motion duly made and seconded and the unanimous affirmative vote of the directors, the following resolution was duly adopted:

"RESOLVED, that as provided in the Bylaws, the Corporation not incur the expense of acquiring a seal for the Corporation."

By motion duly made and seconded and the unanimous affirmative vote of the directors, the following persons were nominated and elected to fill the following offices, each to serve until the first annual meeting of the Board of Directors and until his or her successor is chosen and qualified or until the earlier of his death, resignation or removal from office:

OFFICE	OFFICERS
President	Brandon Moore

By motion duly made and seconded and the unanimous affirmative vote of the directors that were present at the meeting, the compensation of the following officers was set at the following levels, effective as soon as the company has sufficient funds and until changed by further action of the Board of Directors:

OFFICER	SALARY
President	$10,000 per month

Each officer who is authorized to sign Corporation checks was authorized to pay the same out of the funds of the Corporation.

By motion duly made and seconded and the unanimous affirmative vote of the directors that were present at the meeting, the following resolution was duly adopted:

"RESOLVED, that Chevy Chase Bank be, and is hereby, designated a depository of this Corporation and that funds so deposited may be withdrawn upon a check, draft, note, or order of the Corporation.

"FURTHER RESOLVED, that all checks, drafts, notes, or orders drawn against said account be signed by the President, of the said Corporation, whose signatures shall be duly certified to said Bank and that no checks, drafts, notes, or orders drawn against said Bank shall be valid unless so signed.

The Chairman of the meeting presented a depository resolution form of Chevy Chase Bank containing certain resolutions for approval by the Board of Directors. By motion duly made and seconded and the unanimous affirmative vote of the directors, the following resolution was duly adopted:

"RESOLVED, that the resolutions contained in the depository resolution form presented at this meeting, completed in the manner therein specified be, and hereby are, adopted, and are incorporated by reference herein, that the President of the Corporation is directed to insert a copy of such form in the minute book accompanying the minutes of this meeting, and that the appropriate officers furnish certified copies of such resolutions to Chevy Chase Bank."

By motion duly made and seconded and the unanimous affirmative vote of the directors, the following resolution was duly adopted:

"RESOLVED, that, for and in consideration of the transfer to the Corporation by each of the below-named persons of the sum of money set out by each such person's name, the Corporation hereby agrees to issue to each such person the number of shares of its common stock, No par value, set out by each such person's name, the consideration paid to be allocated to stated capital and to surplus, as set out by each such person's name, and that the President and Secretary of the Corporation be, and they are hereby authorized and directed, upon transfer to the Corporation of the required consideration, to prepare, sign, and deliver to such persons stock certificates representing these shares:

Person	Consideration Transferred	Stated Capital	Number of Shares
Brandon Moore	$5,000	$5,000	140,000

By motion duly made and seconded and the unanimous affirmative vote of the Directors, the following resolution was duly adopted:

"RESOLVED, that the stock certificate form presented at this meeting be and the same is hereby adopted as the certificate form to represent the shares of the Corporation's common stock, No par value, and be it further resolved that the President of the Corporation is hereby directed to insert a facsimile of this stock certificate form in the Corporation's minute book."

By motion duly made and seconded and the unanimous affirmative vote of the Directors, the following resolution was duly adopted:

"RESOLVED, that the President of the Corporation be and is hereby authorized to negotiate and procure, for and in behalf of the Corporation, any insurance coverage the President deems necessary to insure and secure the Corporation's business and physical assets."

By motion duly made and seconded and the unanimous affirmative vote of the Directors, the following resolution was duly adopted:

"RESOLVED, that the Corporation lease, rent, or purchase real property from any person or persons, firm or firms, or corporation or corporations upon such terms and conditions as the President deems proper; that the President be and hereby is authorized to execute, or cause the execution of, for and in behalf of the Corporation, any and all instruments the President deems necessary and proper in order to acquire, lease, or rent any such real property as above provided, including but not limited to contracts of sale, general warranty deeds, special warranty deeds, quitclaim deeds, lease agreements, rental agreements, memoranda of lease, and certificates of corporate resolution and that the President continue to have all of the powers and discretions herein granted until such time as the Board of Directors limits or terminates the same."

By motion duly made and seconded and the unanimous affirmative vote of the Directors, the following resolution was duly adopted:

"RESOLVED, that the Corporation pay all fees and expenses incident to and necessary to the organization of the Corporation and any officer of the Corporation who is authorized to sign Corporation checks be and is hereby authorized to pay the same out of the funds of the Corporation."

By motion duly made and seconded and the unanimous affirmative vote of the Directors, the following resolution was duly adopted:

"RESOLVED, that the Corporation files the necessary documents with the Securities Exchange Commission under Regulation A to issue $5 million in face amount notes at 7% annual interest due December 31, 2018. These notes will be convertible into shares of common stock in the company at $10 per share or 100 shares per $1000 note. The expected proceeds of this offering should not exceed $5 million. The president is also directed to file appropriate disclosures with the various states in which this offering may be sold and the company should pay the costs of any and all such filings"

By motion duly made and seconded and the unanimous affirmative vote of the Directors, the following resolution was duly adopted:

"RESOLVED, that the Corporation enter the Buy-Sell Agreement accompanying these minutes and that the President of the Corporation be and is hereby authorized to execute the Agreement for and in behalf of the Corporation."

There being no further business, the meeting was adjourned.

____
Brandon Moore, Secretary of Meeting

2. Bond Instrument

MARIPOSA FUNDING LLC

Issue of 5,000 convertible debentures, of $1,000 each, numbered A0001 to A5000, an instrument which pays interest at the rate of $70 per year and makes a single principle payment of $1,000 on December 31, 2018, unless the debenture has previously been presented to the corporation under its conversion feature.

§ 1.1 Mariposa Funding LLC (herein called the "Corporation"), in consideration of the sum of $1,000 paid to the Corporation, hereby binds itself to pay to the bearer of this debenture on the 31st day of December, 2018 or on such earlier day as the principal moneys hereby secured may become payable by the conditions of this debenture, the sum of $1,000 and interest payments of $70 per note per year due on or before December 31st of each year until the note has been either redeemed or converted into common equity. The conversion feature of the debenture allows the owner of the note to voluntarily convert the note into 100 shares of common stock of Mariposa Funding LLC at any time before the company repays the principle on the notes. At conversion the owner of the note forfeits all accrued interest and future interest and principle payments in exchange 100 shares of common stock.

§ 1.2 The Corporation as beneficial owner hereby charges with such payments its undertaking and all its property and assets whatsoever and wheresoever, both present and future, including therein the uncalled capital of the Corporation for the time being.

§ 2.1 This debenture is one of a series of like debentures, numbered A0001 to A5000, issued or about to be issued by the Corporation. All the debentures of this series are payable pari passu, and will rank equally as a first charge upon the property and assets of the Corporation comprised therein, without any preference or priority one over another.

§ 2.2 The said charge shall constitute a floating security only, not hindering any sale or other dealings in the ordinary course of business by the Corporation with the property or assets comprised in the charge, but the Corporation shall not be at liberty to create any mortgage or charge upon the property or assets comprised in the security, either in priority to or to rank equally with the charge hereby created, without the consent of holders of one-half in value of the outstanding debentures of this issue.

§ 2.3 The principal moneys hereby secured shall become immediately payable in any of the following events:

(a) If the Corporation defaults in the payment of any interest hereby secured, and the holder before such interest is paid by notice in writing to the Corporation calls the said principal.

(b) If a distress or execution, either by writ or appointment of a receiver, is levied on any part of the property or assets charged, and the debt for which such levy is made or receiver appointed is not paid off within seven days.

(c) If an order is made or a special resolution passed for the dissolution and winding up of the Corporation.

§ 2.4 This debenture is a negotiable instrument, with all the incidents of negotiability.

§ 2.5 The principal moneys secured by this debenture will be paid at Chevy Chase Bank, or at any other of the Corporation's banks. On application for payment this debenture must be produced and surrendered.

Given under the direction of Mariposa Funding LLC this _______ day of _______, 200_.

Mariposa Funding LLC
By Brandon C. Moore
President

3. Subscription Agreement

SUBSCRIPTION:

The undersigned,____ the "Subscriber" hereby subscribes for the purchase of __________ (number of notes) of the 15 year 7% annual interest $1,000 face value convertible debt securities maturity date December 31, 2018 of Mariposa Funding LLC, a Virginia Limited Liability Corporation, in consideration in the sum of $_____________ ($1,000 per security) and submits the total subscription price with this subscription agreement (minimum, 1 security, at $1,000 per instrument).

Paid with: (check one)

- ___ **Bank Wire** (First fax subscription agreement to: (703) 876-0444 - then call Mariposa Funding LLC for bank transfer information: (202) 352-6750)

- ___ **Check** - Mail Check & Form (payable to): Mariposa Funding LLC 7419 Tower Street, Falls Church VA 22046.

- **AS:** (check one) __ Individual, __ Joint Tenants with Rights of Survivorship, __ Minor, with Adult Custodian under the Uniform Gift to Minors Act, __ Tenants in Common, __ Corporation, __ Existing Partnership, __ Trust
- **RESIDENCY**: I am a bonafide resident of the state of Virginia ___ (Yes).

(Full Legal Name) ____

(Telephone) (_____) _____ - ____________

(Social Security or Taxpayer ID Number) ____________________

(Date of Birth) ___ / ___ /___

(E-Mail Address) ____

(Physical Address) ____

________________ ________________ ________________
(City) (State) (ZIP Code)

(Mailing Address) ____

________________ ________________ ________________
(City) (State) (ZIP Code)

- I have read and understand the Representations and Warranties on <u>Page 2.</u>

____

(Your Signature)

If and when accepted by Mariposa Funding LLC, (the "Company"), this Subscription Agreement shall constitute a subscription for 15 year 7% annual interest $1,000 face value convertible debt securities maturity date December 31, 2018 of the company. An accepted copy of this Agreement will be returned to you as your receipt, a bond certificate will not be issued.

By:______________________________ Date:___ / ___ /___

Brandon C. Moore
President

- Please - Fax Page One Only, with Order. - Call with Questions: 202-352-6750

1. The Subscriber acknowledges and represents as follows: That the Subscriber has received and carefully reviewed the Company's Prospectus, dated September 15th, 2003, (the "Prospectus") and that the Subscriber does not rely upon the verbal representation made by any officer, employee or agent of the Company.

   (a) Notwithstanding the availability of other sources of information on the Company, Subscriber represents that this subscription is based solely upon the information contained within said Prospectus.

   (b) That the Subscriber has the net worth and/or income to be able to bear the economic risk of an investment in the securities; and

   (c) That the Subscriber has such knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of an investment in the securities; and

   (d) That the Subscriber has determined that the securities are a suitable investment for him, her or it and meets his, her or its investment objectives and financial needs, and that the Subscriber has adequate means for providing for current financial needs and personal contingencies and has no need for liquidity if a market for the securities does not develop; and

   (e) The Subscriber recognizes that the Company is a development stage business venture, that an investment in the securities is highly speculative and involves no escrow of funds and a high degree of risk, including those in the Prospectus discussed under the heading "Risk Factors" and

   (f) The Subscriber is purchasing the securities herein for investment purposes only.

2. The Subscriber represents and warrants that he, she or it is a bona fide resident of the Commonwealth of Virginia, and is domiciled in that State and that the securities are being purchased solely for the beneficial interest of the Subscriber.

3. The Subscriber understands that the Company will use and rely upon the representations, warrants, registration and subscriber information provided herein.

THE U.S. SECURITIES EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AND EXEMPTION FROM REGISTRATION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

4. Sales Materials

The company plans to work with various entities to improve the following advertisement, the following is a sample of what we believe will be out first newspaper ad announcing this offering

MAKE YOUR MONEY
WORK HARDER

7% APR

180 MONTH SECURITY

MARIPOSA FUNDING LLC **202-352-6750**

Not FDIC Insured. This is not an offer to but or sell any securities. The offer to sell is made by prospectus only. The prospectus should be read carefully and in its entirety before a decision is made as to the appropriateness of this investment for your situation. This offer is only available for a limited time. $1000 minimum investment. Offer only available to residents of the Commonwealth of Virginia.

The company may also replace the phrase "Make your money work harder" with other phrases as listed below.

- **Bank CD rates got you feeling down?**
- **You worked hard for your money. Is your money working hard for you?**
- **Double your money the old fashioned way, with high interest yields.**
- **You would ask for a raise if you deserved it. Your money should too? At Mariposa Funding all you have to do is ask.**
- **Are CD's paying you what your money is worth?**
- **We pay you what your money is worth**

The company may also alter the fine print of the announcement as legal counsel recommends. The phone numbers may also be changed to represent local numbers or toll free numbers.

Signatures

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Fairfax County, Commonwealth of Virginia on September 15th, 2003.

Issuer: Mariposa Funding LLC

BY: ______________________
Brandon C. Moore
President and CEO
Mariposa Funding LLC